UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.   3)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Dr. Winfried Kill

Parkstrasse 32a

51427 Bergisch-Gladbach

Germany

+491754380004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 (the “Amendment”) amends and supplements the original Statement on Schedule 13D filed on August 14, 2008 and amended on September 2, 2008 and October 17, 2008 by Dr. Winfried Kill relating to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of RemoteMDx, Inc., a Utah corporation (the “Issuer”).  Dr. Kill is filing this Amendment to update certain information regarding the Purchase Agreement with Norddeutsche Landesbank Girozentrale.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 is hereby amended and replaced by the following:

Dr. Kill entered into a Purchase Agreement, dated as of July 29, 2008 which became effective under German law on August 5, 2008 (as amended, the “Purchase Agreement”), with Norddeutsche Landesbank Girozentrale (“NORD/LB”) pursuant to which he has purchased 31,024,000 shares of the Issuer’s Common Stock for EUR 25,000,070 as further described in Item 6 of this Statement.  Dr. Kill has paid EUR 13,000,000 (approximately $18,444,040) of the purchase price using his personal funds and is required to pay the rest of the purchase price of EUR 12,000,070 by December 15, 2009.  Dr. Kill may use personal funds or may enter into certain financing arrangements in order to make such additional payments, but as of the date hereof, no such financing arrangements have been made.  Dr. Kill has granted security to NORD/LB for the remainder of the purchase price as further described in Item 6 of this Statement.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer

The following information is added to Item 5(c):

On December 16, 2008, Dr. Kill and NORD/LB entered into the Third Supplement to the Purchase Agreement (the “Third Supplement”) pursuant to which he purchased 22,337,305 shares of the Issuer’s Common Stock at a price of EUR 0.80583 per share (approximately $1.1129 per share) for a total purchase price amount of EUR 18,000,070 from NORD/LB pursuant to the Purchase Agreement as further described in Item 6 of this Statement.  Dr. Kill paid EUR 6,000,000 on December 15, 2008, and the remainder of the purchase price is due and payable no later than December 15, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

On December 16, 2008, Dr. Kill and NORD/LB entered into the Third Supplement to the Purchase Agreement pursuant to which Dr. Kill agreed to pay EUR 18,000,070 for the remaining 22,337,305 shares of the Issuer’s Common Stock at a purchase price of EUR 0.80583 per share. Pursuant to the Third Supplement, Dr. Kill paid EUR 6,000,000 on December 15, 2008, and NORD/LB transferred the 22,337,305 shares subject to the agreement to Dr. Kill. The remainder of the purchase price is due and payable no later than December 15, 2009.

Dr. Kill agreed to grant security to NORD/LB for the remainder of the purchase price. NORD/LB and Dr. Kill accordingly entered into a pledge agreement with respect to certain partnership interests in limited partnerships (the “Pledge

Agreement”). On December 16, 2008, NORD/LB and Dr. Kill entered into a Supplement to the Pledge Agreement (the “Pledge Agreement Supplement”). Pursuant to the Pledge Agreement, as amended by the Pledge Agreement Supplement, Dr. Kill pledged his partnership interests in four companies totaling EUR 19,172,500, to NORD/LB as security for all existing and future claims against Dr. Kill with respect to his payment of the remainder of the purchase price for the shares of the Issuer’s Common Stock. Dr. Kill remains entitled to solely exercise the rights associated with such pledged interests, including voting rights, and to receive dividend payments and liquidation proceeds in case of dissolution of the companies until revoked by NORD/LB. NORD/LB is entitled to realize the pledged interests in the event Dr. Kill does not pay the remaining purchase price of the Issuer’s Common Stock when due despite reasonable notice as provided for by the Pledge Agreement.

In addition, Dr. Kill has provided NORD/LB with a negative pledge/pari passu declaration (the “Negative Pledge”). On December 16, 2008, Dr. Kill and NORD/LB amended the Negative Pledge (the “Negative Pledge Supplement”). Pursuant to the Negative Pledge, as amended by the Negative Pledge Supplement, Dr. Kill agreed not to sell or further encumber a certain limited partnership interest in the amount of EUR 11,725,000 or enter into any obligations the subject of which would be to sell or further encumber such limited partnership interest. Dr. Kill also undertook to pledge said limited partnership interest to NORD/LB on its first demand.

The descriptions of the Third Supplement, Pledge Agreement, Pledge Agreement Supplement, Negative Pledge and Negative Pledge Supplement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, translations of which are included as exhibits hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by adding the following additional exhibits:

Exhibit 99.6.  Third Supplemental Agreement, dated as of December 16, 2008, to the Purchase Agreement by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill.

Exhibit 99.7.  Pledge Agreement, dated as of November 17, 2008, by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill.

Exhibit 99.8.  First Supplement to the Pledge Agreement, by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill, dated as of December 16, 2008.

Exhibit 99.9.  Negative Pledge of Dr. Winfried Kill to Norddeutsche Landesbank Girozentrale, dated as of November 17, 2008.

Exhibit 99.10.  First Supplement to the Negative Pledge of Dr. Winfried Kill to Norddeutsche Landesbank Girozentrale, dated as of December 16, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2008

Dr. Winfried Kill

/s/ Rosemarie Kill
Signed by Rosemarie Kill on behalf of Dr.
Winfried Kill